Exhibit (a)(1)(G)

FORM OF CONFIRMATION OF RECEIPT OF NOTICE OF WITHDRAWAL

Confirmation of Receipt of Notice of Withdrawal

This Confirmation of Receipt of Notice of Withdrawal is related to the offer from FormFactor, Inc. to exchange certain outstanding stock options under its Offer to Exchange Certain Outstanding Stock Options for New Stock Options.

We have received your Notice of Withdrawal electing NOT to exchange some or all of your eligible stock options as indicated in your Notice of Withdrawal.

Please note that you may change your election(s) at any time before 9 p.m. U.S. Pacific Time on September 30, 2010.

If you have any questions, please send an email to option_exchange@formfactor.com.

Thank you,

Hank Feir
SVP, Human Resources